Computation of per share earnings
(Unaudited)

	For the Nine Months		For the Three Months
	Ended September 30		Ended September 30
	2007	2006	2007	2006

NET LOSS	$(1,345,450)	$(425,645)	$(249,517)	$(170,315)

BASICAND DILUTED LOSS PER SHARE	$(0.03)	$(0.01)	$(0.01)	$(0.01)

BASIC AND DILUTED WEIGHTED AVERAGE
SHARES OUTSTANDING	39,304,670	29,902,053	40,696,620	29,902,053

COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended
	December 31,
	2006	2005

NET INCOME (LOSS)	$210,801	$(498,049)

BASIC INCOME (LOSS) PER SHARE	$0.01	$(0.02)

DILUTED INCOME (LOSS) PER SHARE	$0.00	$(0.02)

BASIC WEIGHTED AVERAGE SHARES	30,153,488	28,510,843

DILUTED WEIGHTED AVERAGE SHARES	41,622,804	28,510,843